UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 1-3932

Full title of plan:         WHIRLPOOL 401(k) RETIREMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHIRLPOOL CORPORATION

Administration Center

2000 North M-63

Benton Harbor, MI 49022-2692

Whirlpool 401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Trustees

Whirlpool 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Whirlpool 401(k) Retirement Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois

June 24, 2011

Whirlpool 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Contributions receivable:
Employer	$3,212,844	$5,332,890
Participant	—	6,809,376

Total contributions receivable	3,212,844	12,142,266

Investments at fair value:
Mutual funds	1,098,598,625	941,019,402
Common and collective fund	315,162,105	294,888,500
Whirlpool Corporation common stock	174,930,823	176,965,769

Total investments at fair value	1,588,691,553	1,412,873,671
Notes receivable from participants	40,475,383	39,246,048
Net due from broker	7,100	128,789

Net assets available for benefits at fair value	1,632,386,880	1,464,390,774

Adjustment from fair value to contract value for interest in common and collective fund relating to fully benefit-responsive investment contracts	(12,409,816)	(6,374,949)

Net assets available for benefits	$1,619,977,064	$1,458,015,825

See accompanying notes to financial statements.

Whirlpool 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009
Additions
Investment income:
Dividends on Whirlpool Corporation common stock	$3,532,961	$4,175,731
Other dividend income	19,266,578	18,937,002
Interest income	10,795,047	10,841,184

Total investment income	33,594,586	33,953,917

Contributions:
Employer contributions	62,756,874	41,060,293
Participant contributions	74,416,762	76,916,737
Rollover contributions	4,287,680	3,566,635

Total contributions	141,461,316	121,543,665

Total additions	175,055,902	155,497,582

Deductions
Benefit payments	149,742,586	127,004,100
Administrative expenses	659,864	331,315

Total deductions	150,402,450	127,335,415

Net appreciation in fair value of investments:
Whirlpool Corporation common stock	22,552,970	112,668,497
Mutual funds	114,754,817	184,145,261

	137,307,787	296,813,758

Net increase in net assets available for benefits	161,961,239	324,975,925
Net assets available for benefits:
Beginning of year	1,458,015,825	1,133,039,900

End of year	$1,619,977,064	$1,458,015,825

See accompanying notes to financial statements.

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

1. Description of Plan

The Whirlpool 401(k) Retirement Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as the Employer, Company, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Retirement Plan Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

Essentially all U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan unless they affirmatively opt out of the Plan. The Plan allows each participant to make tax-deferred contributions to the Plan by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 50% (15% for highly compensated employees) but not to exceed the maximum allowable annual contribution as determined by the Internal Revenue Code (the IRC). Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions subject to the limitations of Section 414(v) of the IRC. Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, the internet website, or the customer service representative, to be effective, in most cases, as of the beginning of the next payroll period. Certain employees may make additional tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant, of one or more designated bonus plans, to be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal any whole percentage between 0% and 75% as the participant elects but not to exceed the maximum allowable annual contribution as determined by the IRC. However, the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

Effective January 1, 2010, all U.S.-based employees are eligible to participate in the Plan. Participants may make tax-deferred contributions to the Plan in any whole percentage of eligible earnings up to 75% but not to exceed the maximum allowable annual contribution as determined by the IRC.

4

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Vesting

The Plan’s provisions for the Employer’s matching contribution are to provide up to a 100% match of the first 3% of employee contributions and 50% of the next 2% of employee contributions for the majority of salaried and nonunion hourly employees. Most employees are also eligible to receive a 3% automatic Whirlpool contribution. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Effective January 1, 2010, the automatic contribution is immediately vested for participants who earn at least one hour of service after January 1, 2010. Prior to January 1, 2010, automatic contributions vested after three years of service. Exceptions to the above Company contribution provisions exist, and details of such can be found in the related plan documents.

The Plan was amended on February 26, 2009, to state that the employer match is a discretionary contribution. The employer match on participant contributions was suspended for the majority of plan participants for the period from March 7, 2009 through March 7, 2010.

Company contributions may be made in the form of cash or Whirlpool Corporation common stock. For the 2010 plan year, $49,306,786 and $13,450,088 of the Company’s contributions were made in cash and shares of Company stock, respectively. For the 2009 plan year, $15,122,922 and $25,937,371 of the Company’s contributions were made in cash and shares of Company stock, respectively. The Plan does not restrict the participant’s ability to transfer amounts out of the Whirlpool Corporation Common Stock Fund, subject to the Company’s insider trading policy.

The balance of forfeited nonvested accounts was $0 and $313,458 at December 31, 2010 and 2009, respectively. Forfeited amounts are used to offset employer contributions or pay plan administrative expenses.

A self-directed brokerage account is offered whereby participants can choose from investments outside the Plan’s fund lineup to invest a portion of their accounts. Special contribution, loan, distribution, withdrawal, and fee allocation rules apply to self-directed brokerage accounts.

5

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Plan has an employee stock ownership plan (the Whirlpool ESOP Plan) component within its Whirlpool Corporation Common Stock Fund. Automatic contributions made in Company stock are initially invested in the Whirlpool ESOP Plan. Participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or to receive a cash payout quarterly. All dividends are 100% vested.

The participant’s contribution and the employer’s matching and automatic cash contributions are invested in funds selected by the employee. If a participant does not make an affirmative investment election, any contributions will be invested in the applicable target retirement fund with a target year closest to the year in which the participant will reach age 65.

Benefit Payments

Upon termination, a participant with an account balance of $1,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $1,000 may elect to receive a lump-sum distribution, a monthly installment option, or to roll over their account balances to an eligible retirement plan.

Participant Accounts

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.

The benefit to which a participant is entitled is equal to the value of the participant’s account.

6

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan investments are made in accordance with the participants’ directions in the manner specified in the trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested as provided in the investment policy of each fund, such monies are temporarily invested in short-term, fixed income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

Loans

The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of the eligible portion of a participant’s account balance, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

Plan Termination

The Employer has not expressed any intent to terminate the Plan; however, it is free to do so at any time subject to the provisions of the IRC and the Employee Retirement Income Security Act of 1974 (ERISA).

2. Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the trust. The custodian invests all assets of the trust according to the participants’ directions. Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts and participant loans, which are segregated accounts, investment income and related expenses of the trust are allocated to the investment funds daily based on each investment fund’s proportionate share of the current value of the trust assets.

7

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation

Whirlpool Corporation common stock is valued at the last reported sales price on an active national securities exchange on the last business day of the plan year. Mutual funds are valued at quoted market prices, which represent the net asset values of shares at year-end. The fair value of the participation units and shares owned by the Plan in the common and collective fund is based on the net asset value at year-end. The net asset value is based on the fair value of the underlying investments as determined by the fund sponsor. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The common and collective trust fund is designed to deliver safety and stability by preserving principal and accumulated earnings. This fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value based on the fair value of the underlying investment contracts. Since these contracts are fully benefit responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

8

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Administrative Expenses

In general, the Plan’s expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, and investment management fees (all of which are paid by participants) are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Issued but Not Yet Effective Accounting Pronouncements

Issued but not yet effective accounting pronouncements are not expected to have a material impact on the financial statements.

3. Fair Value Measurements

Investments held by the Plan are stated at fair value. Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tiered fair value hierarchy is established, which prioritizes the inputs to valuation techniques used in measuring fair values as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

9

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

See Note 2 for a description of the valuation techniques and inputs used for assets measured at fair value. There have been no changes in the techniques and inputs used to measure fair values at December 31, 2010.

Assets measured at fair value are as follows:

December 31, 2010	Total	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
U.S. equities	$512,008,769	$512,008,769	$—	$—
International equities	111,737,609	111,737,609	—	—
Fixed income	120,187,495	120,187,495	—	—
Lifecycle funds	354,664,752	354,664,752	—	—

Total mutual funds	1,098,598,625	1,098,598,625	—	—
Common and collective fund	315,162,105	—	315,162,105	—
Whirlpool Corporation common stock	174,930,823	174,930,823	—	—

Total investments	$1,588,691,553	$1,273,529,448	$315,162,105	$—

December 31, 2009	Total	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
U.S. equities	$444,132,907	$444,132,907	$—	$—
International equities	111,171,650	111,171,650	—	—
Fixed income	115,950,055	115,950,055	—	—
Lifecycle funds	269,764,790	269,764,790	—	—

Total mutual funds	941,019,402	941,019,402	—	—
Common and collective fund	294,888,500	—	294,888,500	—
Whirlpool Corporation common stock	176,965,769	176,965,769	—	—

Total investments	$1,412,873,671	$1,117,985,171	$294,888,500	$—

10

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Investments

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	December 31
	2010	2009
Vanguard Retirement Savings Trust V	$315,162,105	$294,888,500
Vanguard Growth Index Fund	175,806,037	—
Whirlpool Corporation common stock	174,930,823	176,965,769
Vanguard Extended Market Index Fund	144,460,197	—
Vanguard Total Bond Market Index Fund	115,893,130	—
Vanguard Value Index Fund	111,967,979	—
Vanguard FTSE All-World ex-US Index Fund	111,737,609	—
Vanguard Target Retirement 2020 Fund	93,808,059	75,320,500
American Funds Euro Pacific Growth Fund	—	111,171,650
American Funds Growth Fund of America	—	157,787,825
Dodge & Cox Stock Fund	—	104,950,029
PIMCO Total Return Fund	—	111,036,737

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated May 1, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2007.

11

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related Party Transactions

The Plan holds units of a common and collective fund and shares of mutual funds managed by Vanguard Fiduciary Trust Company, the custodian of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$1,619,977,064	$1,458,015,825
Adjustment from contract value to fair value	12,409,816	6,374,949

Net assets per the Form 5500	$1,632,386,880	$1,464,390,774

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31 2010
Net increase in net assets available for benefits per the financial statements	$161,961,239
Adjustment from contract value to fair value at beginning of year	(6,374,949)
Adjustment from contract value to fair value at end of year	12,409,816

Net increase in net assets available for benefits per the Form 5500	$167,996,106

12

Supplemental Schedule

Whirlpool 401(k) Retirement Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN 38-1490038        Plan #001

December 31, 2010

	Number of	Current
Description of Investment	Shares or Units	Value
Mutual funds:
Vanguard Extended Market Index Fund*	3,501,217	$144,460,197
Vanguard FTSE All-World ex-US Index Fund*	5,968,889	111,737,609
Vanguard Growth Index Fund*	5,563,482	175,806,037
Vanguard Institutional Index Fund*	549,327	63,178,055
Vanguard Prime Money Market Fund*	425,544	425,544
Vanguard Target Retirement 2005 Fund*	397,490	4,662,560
Vanguard Target Retirement 2010 Fund*	1,776,764	39,639,611
Vanguard Target Retirement 2015 Fund*	2,082,822	25,868,643
Vanguard Target Retirement 2020 Fund*	4,244,709	93,808,059
Vanguard Target Retirement 2025 Fund*	1,956,143	24,686,521
Vanguard Target Retirement 2030 Fund*	2,884,766	62,541,723
Vanguard Target Retirement 2035 Fund*	1,163,524	15,230,526
Vanguard Target Retirement 2040 Fund*	2,370,305	50,961,551
Vanguard Target Retirement 2045 Fund*	1,036,566	13,993,646
Vanguard Target Retirement 2050 Fund*	496,346	10,621,812
Vanguard Target Retirement 2055 Fund*	44	991
Vanguard Target Retirement Income*	1,121,375	12,649,109
Vanguard Total Bond Market Index Fund *	10,933,314	115,893,130
Vanguard Value Index Fund*	5,385,665	111,967,979

		1,078,133,303
Common and collective fund:
Vanguard Retirement Savings Trust V*	302,752,289	315,162,105
Whirlpool Corporation* common stock	1,969,276	174,930,823
Vanguard Brokerage Option*	—	20,465,322

		1,588,691,553
Notes receivable:
Participant loans*	Varying maturities with interest rates of 4.25%–9.75%	40,475,383

Total investments per Form 5500		$1,629,166,936

*Party in interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Whirlpool 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHIRLPOOL CORPORATION Whirlpool 401(k) Retirement Plan

By:	/s/ Roy W. Templin
	Name:	Roy W. Templin
	Title:	Executive Vice President and Chief Financial Officer

Date: June 24, 2011

EXHIBIT INDEX

TO

FORM 11-K FOR

WHIRLPOOL 401(k) RETIREMENT PLAN

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm